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                                 EXHIBIT 23.1

                       CONSENT OF KPMG PEAT MARWICK LLP
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                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors
Roosevelt Financial Group, Inc.:

We consent to incorporation by reference in the registration statement
(No. 333-4499) on Form S-4 of Roosevelt Financial Group, Inc. ("Roosevelt") of our report dated January 16, 1996, relating to the consolidated balance sheets of Roosevelt Financial Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 Annual Report on Form 10-K of Roosevelt and to the reference to our firm under the heading "Experts" in the Proxy Statement/Prospectus.

Our report refers to a change during 1993 in the method of accounting for certain investments in debt securities. Additionally, our report states that the supplemental fair value balance sheets of Roosevelt have been prepared by management to present relevant financial information that is not provided by the historical cost balance sheets and is not intended to be a presentation in conformity with gererally accepted accounting principles. The supplemental fair value balance sheets do not purport to present the net realizable, liquidation, or market value of Roosevelt as a whole. Furthermore, amounts ultimately realized by Roosevelt from the disposal of assets may vary significantly from the fair values presented.

                                                  /s/ KPMG Peat Marwick LLP

St. Louis, Missouri

July 26, 1996